April 10, 1998


Office of the Chief Accountant
Securities and Exchange Commission
450 Fifth Street N.W.
Washington, D.C. 20549

RE:  Farmers, Inc. File No. 0-13963




Dear Sir or Madam:

Arthur Andersen, L.L.P. and William D. Kennon, C.P.A., in a joint venture, performed the audit for Mimbres Valley Farmers Association, Inc. d/b/a Farmers, Inc. for the years ended December 31, 1996 and 1997. For the year ended December 31, 1997 and 1996, Arthur Andersen, L.L.P. and William D. Kennon, respectively served as the principal auditor.

We have read Item 4 included in the Form 8-K dated March 27, 1998 of Mimbres Valley Farmers Association, Inc. d/b/a Farmers, Inc. to be filed with the Securities and Exchange Commission and are in agreement with the statements contained therein.

Very truly yours,

/s/ Arthur Andersen



Copies to:
Mr. Garry Carter, General Manager
Mimbres Valley Farmers Association, Inc. d/b/a/ Farmers, Inc.

Mr. Karl Gilbert, KPMG Peat Marwick, L.L.P.